SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 08 November 2011

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

InterContinental Hotels Group PLC
Third Quarter Results to 30 September 2011

Continued outperformance by IHG's brands delivers 33% operating profit growth

Financial summary1	2011	2010	% Change YoY
			Actual	CER2	CER2 & excluding LDs3
Revenue	$467m	$421m	11%	8%	7%
Operating profit	$153m	$115m	33%	31%	26%
Total adjusted EPS	36.2¢	27.1¢	34%
Total basic EPS4	61.4¢	35.8¢	72%
Net debt	$644m	$801m

Richard Solomons, Chief Executive of InterContinental Hotels Group PLC, said:
"In the third quarter we delivered a strong set of results, with global revenue per available room (RevPAR) up 6.4%, including 2.8% rate growth. This was led by 10.8% RevPAR growth in Greater China and 8.0% in the US where we continued to outperform the industry driven by sustained results from the Holiday Inn relaunch.  We are now rolling out a multi-year programme to reposition and drive stronger performance from our Crowne Plaza brand.

"We are focused on supporting our owners by driving demand to their hotels through the most profitable channels.     Our innovations in this area continue to lead the industry and we recently introduced our Best Price Guarantee, designed to drive more guests to book through our direct websites.

"We have established firm foundations for high quality growth which we will deliver through driving market share, growing margins and investing behind the growth of our brands and our people.  The economic environment continues to be uncertain, but we remain confident in our future due to our resilient business model, robust balance sheet and powerful brand portfolio, combined with low medium term supply growth in many markets."

Driving Market Share
•	Third quarter global RevPAR growth of 6.4%, 7.0% excluding Egypt, Bahrain and Japan.
	-	Americas 7.6% (US 8.0%); EMEA 3.6%; Asia Pacific 5.7%.
	-	Global rate growth of 2.8%, demonstrating progressive improvement from 2.4% growth in the second quarter.
•	System size 666,476 rooms (4,520 hotels); pipeline 183,368 rooms (1,152 hotels).
	-	12,945 rooms (75 hotels) added and 3,143 rooms (17 hotels) removed, with signings of 18,728 rooms (102 hotels). Openings and signings includes 4,796 rooms (25 hotels) managed on US army bases.
	-	Holiday Inn brand family signings of 9,653 rooms is up 16% on Q3 2010, taking the global brand pipeline to over 105,000 rooms, demonstrating the continued wider benefits of the relaunch.

Growing Margins
•	Continued cost control
	-	Regional and central costs of $72m down $3m on Q3 2010 at constant currency (down $2m as reported).
	-	2011 full year regional and central costs expected to be on target at c.$260m at constant currency (c.$265m at current exchange rates).

Current trading update
•	October global RevPAR up 4.7%, including rate up 3.2%.
	-	Americas 6.2% (US 6.4%); EMEA 0.3%; Asia Pacific 5.3%.
•	Operating profit impact of $2m in the quarter ($9m year to date) from events in Middle East, Japan and New Zealand with full year estimated impact still expected to be around $15m.

1All figures are before exceptional items unless otherwise noted. See appendix 4 and 5 for analysis of financial headlines
2CER =constant exchange rates		³excluding $6m of significant liquidated damages receipts in 2011	4After exceptional items

Regional Highlights
Americas - Strong brands drive industry outperformance
RevPAR increased 7.6%, including rate growth of 3.2%. US RevPAR was up 8.0%, including rate growth of 3.4%. On a total basis including the benefit of new hotels, US RevPAR grew 9.5%, outperforming the industry up 7.9%.

Revenue increased 3% to $222m and operating profit increased 20% to $126m.  After adjusting for owned hotel disposals and excluding the impact of a $4m benefit year on year from the conclusion of a specific guarantee negotiation relating to one hotel, revenue was up 5% and operating profit up 16%. This was driven by 9.7% owned hotel RevPAR growth and a 7% increase in franchise royalty fees.

We signed 11,200 rooms (73 hotels) in the quarter and opened 8,003 rooms (54 hotels) into the system, both of which include 4,796 rooms (25 hotels) managed on US army bases. Two additional Holiday Inn Club Vacations hotels (694 rooms) were signed up, which will take the total number of properties operating under the timeshare alliance brand to eight (3,586 rooms).  Openings include two Holiday Inn hotels in Colombia, marking a strong entry for the brand into that country.

EMEA - Successfully growing our brands in new markets
RevPAR increased 3.6%, including rate growth of 2.8%.  RevPAR grew 4.5% excluding Egypt (10 hotels) and Bahrain (2 hotels) where the political unrest continued to result in significant declines. RevPAR grew in other Middle East markets, including 10.9% in Saudi Arabia and 9.7% in the United Arab Emirates.

Revenue increased 22% (17% at CER) to $128m and operating profit was in line with the prior year at $35m (down 3% at CER). After adjusting for properties that are structured for legal reasons as operating leases but with the same characteristics as management contracts, revenue increased 9% and operating profit was flat.  This was driven by strong growth in the owned business where RevPAR was up 10.0% and a $2m increase in franchise royalties as a result of 3.8% RevPAR growth and a 4% increase in year on year room count. Managed profits were adversely impacted by $1.5m as a result of the unrest in the Middle East.

We signed 1,601 rooms (11 hotels) in the quarter, including the first Hotel Indigo for Russia, in St Petersburg.   1,072 rooms (10 hotels) were opened into the system, including the InterContinental Porto, the first for the brand in Portugal.

Asia Pacific - RevPAR and rooms growth drives a 20% profit increase
RevPAR increased 5.7%, including rate growth of 2.0%. Excluding Japan (32 hotels) where the earthquake and resultant events negatively impacted growth, RevPAR grew 8.6%.  Greater China continues to be our strongest market with RevPAR up 10.8%, including rate growth of 4.9%.

Revenue increased 19% (12% at CER) to $88m and operating profit increased 55% (45% at CER) to $31m.  After adjusting for a $6m liquidated damages receipt, revenue increased 11% (4% at CER) and operating profit increased 25% (15% at CER).  This was driven by strong RevPAR growth and an 8% increase in year on year room count, led by Greater China, up 14%.  Excluding the $6m liquidated damages receipt, managed operating profit grew 20% (10% at CER). The natural disasters in Japan and New Zealand had a $0.5m negative impact in the quarter.

We signed 5,927 rooms (18 hotels) in the quarter including a 1,224 room Holiday Inn in Macau, and the fourth hotel development for the Holiday Inn Express brand in Thailand, located along Patong Beach in Phuket.  3,870 rooms (11 hotels) were opened into the system, including a second Holiday Inn resort in Phuket.  IHG now has 11 hotels open in Thailand with a further 10 in the development pipeline.

Interest, tax, exceptional items, dividend and net debt
The interest charge for the period was $15m (Q3 2010: $16m).  The tax charge has been calculated using an estimated annual tax rate of 26% (Q3 2010: 26%). A $17m net exceptional tax credit relates to a reduction in the estimated tax impact of a prior year corporate restructuring, partially offset by current year items.

Exceptional operating credits comprise (i) $28m relating to the closure of the UK defined benefit pension scheme with effect from 1 July 2013 and (ii) $28m gain on sale of a hotel and related investment in Australia.

Net debt was $644m (including the $208m finance lease on the InterContinental Boston), down $157m on Q3 2010 and down $99m on the position at year end.

The Group refinanced its bank debt after the quarter end, putting in place a 5 year $1.07 billion facility providing certainty of funding until November 2016.

Appendix 1: RevPAR movement summary
	October 2011			Q3 2011
	RevPAR	Rate	Occ.	RevPAR	Rate	Occ.
Group	4.7%	3.2%	1.0%pts	6.4%	2.8%	2.4%pts
Americas	6.2%	3.4%	1.8%pts	7.6%	3.2%	2.8%pts
EMEA	0.3%	2.6%	(1.6)%pts	3.6%	2.8%	0.6%pts
Asia Pacific	5.3%	4.7%	0.4%pts	5.7%	2.0%	2.5%pts

Appendix 2: Third quarter 2011 system & pipeline summary (rooms)
	System					Pipeline
	Openings	Removals	Net	Total	YoY%	Signings	Total
Group	12,945	(3,143)	9,802	666,476	1%	18,728	183,368
Americas	8,003	(2,298)	5,705	451,112	-	11,200	84,788
EMEA	1,072	(639)	433	122,560	2%	1,601	31,403
Asia Pacific	3,870	(206)	3,664	92,804	8%	5,927	67,177

Appendix 3: Year to date 2011 system & pipeline summary (rooms)
	System					Pipeline
	Openings	Removals	Net	Total	YoY%	Signings	Total
Group	37,464	(18,149)	19,315	666,476	1%	39,867	183,368
Americas	24,523	(12,786)	11,737	451,112	-	22,814	84,788
EMEA	4,533	(2,825)	1,708	122,560	2%	6,148	31,403
Asia Pacific	8,408	(2,538)	5,870	92,804	8%	10,905	67,177

Appendix 4: Third quarter financial headlines
Three months to 30 September 2011 Operating Profit $m	Total		Americas		EMEA		Asia Pacific		Central
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Franchised	145	131	123	113	19	17	3	1	-	-
Managed	51	35	10	2	11	13	30	20	-	-
Owned & leased	29	23	7	4	16	13	6	6	-	-
Regional costs	(33)	(29)	(14)	(14)	(11)	(8)	(8)	(7)	-	-
Operating profit pre central costs	192	160	126	105	35	35	31	20	-	-
Central costs	(39)	(45)	-	-	-	-	-	-	(39)	(45)
Group Operating profit	153	115	126	105	35	35	31	20	(39)	(45)

Appendix 5: Year to date financial headlines
Nine months to 30 September 2011 Operating Profit $m	Total		Americas		EMEA		Asia Pacific		Central
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Franchised	393	350	332	301	54	45	7	4	-	-
Managed	154	110	43	15	42	45	69	50	-	-
Owned & leased	76	56	13	8	39	28	24	20	-	-
Regional costs	(89)	(84)	(37)	(40)	(29)	(25)	(23)	(19)	-	-
Operating profit pre central costs	534	432	351	284	106	93	77	55	-	-
Central costs	(112)	(98)	-	-	-	-	-	-	(112)	(98)
Group Operating profit	422	334	351	284	106	93	77	55	(112)	(98)

Appendix 6: Constant exchange rate (CER) operating profit movement before exceptional items
	Total***		Americas		EMEA		Asia Pacific
	Actual currency*	CER**	Actual currency*	CER**	Actual currency*	CER**	Actual currency*	CER**
Growth/ (decline)	33%	31%	20%	20%	-	(3)%	55%	45%
Exchange rates:
	GBP:USD	EUR:USD	* US dollar actual currency
2011	0.62	0.71	** Translated at constant 2010 exchange rates
2010	0.65	0.77	*** After central overheads

For further information, please contact:
Investor Relations (Heather Wood; Catherine Dolton):	+44 (0)1895 512176
Media Affairs (Fiona Gornall, Kari Kerr):	+44 (0)1895 512426	+44 (0) 7770 736 849
High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk. This includes profile shots of the key executives.
UK conference call and Q&A:
A conference call with Richard Solomons (Chief Executive Officer) and Tom Singer (Chief Financial Officer) will commence at 9:30am (London time) on Tuesday 8 November. There will be an opportunity to ask questions.

International dial-in: UK Toll Free:	+44 (0)20 7108 6370 0808 238 6029
Passcode:	HOTEL
US conference call and Q&A:
There will also be a conference call, primarily for US investors and analysts, at 10.00am (Eastern Standard Time) on 8th November with Richard Solomons (Chief Executive Officer) and Tom Singer (Chief Financial Officer). There will be an opportunity to ask questions.

International dial-in:	+44 (0)20 7108 6370
Standard US dial-in:	+1 517 345 9004
US Toll Free:	866 692 5726
Conference ID:	HOTEL
A recording of the conference calls will also be available for 7 days. To access this please dial the relevant number below:
UK Replay International dial-in: +44 (0)20 7108 6271	US Replay International Dial in : +44 (0) 20 7108 6272
UK Toll Free: 0808 376 9017 Passcode : 5161	US Toll Free: 866 850 9261 Passcode: 5163
Website:

The full release and supplementary data will be available on our website from 7.00 am (London time) on 8 November. The web address is www.ihg.com/Q311. To watch a video of Richard Solomons reviewing our results visit our YouTube channel at www.youtube.com/ihgplc.

IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation operating seven hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®.  IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with over 61 million members worldwide.
IHG is the world's largest hotel group by number of rooms and franchises, leases, manages or owns over 4,500 hotels and more than 666,000 guest rooms in 100 countries and territories, and has more than 1,100 hotels in its development pipeline.
IHG is committed to gender balance throughout its business. We aspire to continue retaining a minimum of 25% female representation on the Board.
InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.
Visit www.ihg.com for hotel information and reservations and www.priorityclub.com for more on Priority Club Rewards. For our latest news, visit www.ihg.com/media, www.twitter.com/ihgplc or www.youtube.com/ihgplc.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934).  These forward-looking statements can be identified by the fact that they do not relate to historical or current facts.  Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty.  There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements.  Factors that could affect the business and the financial results are described in 'Risk Factors' in the InterContinental Hotels Group PLC Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the three months ended 30 September 2011

	3 months ended 30 September 2011			3 months ended 30 September 2010
	Before exceptional items	Exceptional items (note 7)	Total	Before exceptional items	Exceptional items (note 7)	Total
	$m	$m	$m	$m	$m	$m
Continuing operations

Revenue (note 3)	467	-	467	421	-	421
Cost of sales	(197)	-	(197)	(186)	-	(186)
Administrative expenses	(93)	28	(65)	(94)	-	(94)
Other operating income and expenses	1	28	29	1	27	28
	_____	____	____	_____	____	____
	178	56	234	142	27	169

Depreciation and amortisation	(25)	-	(25)	(27)	-	(27)
	_____	____	____	_____	____	____

Operating profit (note 3)	153	56	209	115	27	142
Financial income	1	-	1	1	-	1
Financial expenses	(16)	-	(16)	(17)	-	(17)
	_____	____	____	_____	____	____

Profit before tax (note 3)	138	56	194	99	27	126

Tax (note 8)	(33)	17	(16)	(21)	(2)	(23)
	_____	____	____	_____	____	____
Profit for the period from continuing operations attributable to equity holders of the parent	105	73	178	78	25	103
	====	====	====	====	====	====

Earnings per ordinary share (note 9)
Continuing and total operations:
Basic			61.4¢			35.8¢
Diluted			60.5¢			34.8¢
Adjusted	36.2¢			27.1¢
Adjusted diluted	35.7¢			26.4¢
	====		====	====		====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the nine months ended 30 September 2011

	9 months ended 30 September 2011			9 months ended 30 September 2010
	Before exceptional items	Exceptional items (note 7)	Total	Before exceptional items	Exceptional items (note 7)	Total
	$m	$m	$m	$m	$m	$m
Continuing operations

Revenue (note 3)	1,317	-	1,317	1,193	-	1,193
Cost of sales	(566)	-	(566)	(546)	-	(546)
Administrative expenses	(262)	(31)	(293)	(236)	(3)	(239)
Other operating income and expenses	9	46	55	5	35	40
	_____	____	____	_____	____	____
	498	15	513	416	32	448

Depreciation and amortisation	(76)	-	(76)	(82)	-	(82)
Impairment	-	9	9	-	(1)	(1)
	_____	____	____	_____	____	____

Operating profit (note 3)	422	24	446	334	31	365
Financial income	2	-	2	2	-	2
Financial expenses	(49)	-	(49)	(49)	-	(49)
	_____	____	____	_____	____	____

Profit before tax (note 3)	375	24	399	287	31	318

Tax (note 8)	(99)	34	(65)	(74)	(2)	(76)
	_____	____	____	_____	____	____
Profit for the period from continuing operations	276	58	334	213	29	242

Profit for the period from discontinued operations	-	-	-	-	2	2
	_____	____	____	_____	____	____
Profit for the period attributable to equity holders of the parent	276	58	334	213	31	244
	====	====	====	====	====	====

Earnings per ordinary share (note 9)
Continuing operations:
Basic			115.6¢			84.0¢
Diluted			113.6¢			81.8¢
Adjusted	95.5¢			74.0¢
Adjusted diluted	93.9¢			72.0¢
Total operations:
Basic			115.6¢			84.7¢
Diluted			113.6¢			82.4¢
Adjusted	95.5¢			74.0¢
Adjusted diluted	93.9¢			72.0¢
	====		====	====		====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the three and nine months ended 30 September 2011

	2011 3 months ended 30 September $m	2010 3 months ended 30 September $m	2011 9 months ended 30 September $m	2010 9 months ended 30 September $m

Profit for the period	178	103	334	244

Other comprehensive income
Available-for-sale financial assets:
(Losses)/gains on valuation	(17)	9	(5)	28
Losses reclassified to income on impairment	-	-	3	1
Cash flow hedges:
Losses arising during the period	-	(1)	-	(3)
Reclassified to financial expenses	1	2	4	5
Defined benefit pension plans:
Actuarial losses, net of related tax credit: 2011 3 months $12m, 9 months $11m (2010 3 months $1m, 9 months $8m)	(3)	(10)	(1)	(28)
Change in asset restriction on plans in surplus and liability in respect of funding commitments, net of related tax credit: 2011 3 months $12m, 9 months $10m (2010 3 months $13m, 9 months $13m)	(1)	(40)	(4)	(39)
Exchange differences on retranslation of foreign operations, net of related tax: 2011 3 months $1m credit, 9 months $1m charge (2010 3 months $2m charge, 9 months $1m credit)	(32)	40	(18)	(5)
Tax related to pension contributions	3	6	6	7
	____	____	____	____
Other comprehensive (loss)/ income for the period	(49)	6	(15)	(34)
	____	____	____	____
Total comprehensive income for the period	129	109	319	210
	====	====	====	====

Attributable to:
Equity holders of the parent	129	108	318	209
Non-controlling interest	-	1	1	1
	_____	_____	_____	_____
	129	109	319	210
	=====	=====	=====	=====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CHANGES IN EQUITY
For the nine months ended 30 September 2011

	9 months ended 30 September 2011
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	155	(2,659)	2,788	7	291

Total comprehensive income for the period	-	(17)	335	1	319
Issue of ordinary shares	7	-	-	-	7
Movement in shares in employee share trusts	-	26	(80)	-	(54)
Equity-settled share-based cost	-	-	23	-	23
Tax related to share schemes	-	-	3	-	3
Equity dividends paid	-	-	(102)	-	(102)
	____	____	____	____	____
At end of the period	162	(2,650)	2,967	8	487
	====	====	====	====	====

	9 months ended 30 September 2010
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	142	(2,649)	2,656	7	156

Total comprehensive income for the period	-	25	184	1	210
Issue of ordinary shares	13	-	-	-	13
Movement in shares in employee share trusts	-	(2)	(26)	-	(28)
Equity-settled share-based cost	-	-	26	-	26
Tax related to share schemes	-	-	17	-	17
Equity dividends paid	-	-	(84)	-	(84)
Exchange and other adjustments	(2)	2	-	-	-
	____	____	____	____	____
At end of the period	153	(2,624)	2,773	8	310
	====	====	====	====	====

*	Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, unrealised gains and losses reserve and currency translation reserve.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF FINANCIAL POSITION
30 September 2011

	2011 30 September	2010 30 September	2010 31 December
	$m	$m	$m
ASSETS
Property, plant and equipment	1,363	1,708	1,690
Goodwill	88	88	92
Intangible assets	300	268	266
Investment in associates and joint ventures	74	44	43
Retirement benefit assets	28	4	5
Other financial assets	145	148	135
Deferred tax receivable	111	143	79
	_____	_____	_____
Total non-current assets	2,109	2,403	2,310
	_____	_____	_____
Inventories	4	4	4
Trade and other receivables	449	415	371
Current tax receivable	31	16	13
Cash and cash equivalents	99	51	78
	_____	_____	_____
Total current assets	583	486	466
Non-current assets classified as held for sale	225	-	-
	______	______	______
Total assets (note 3)	2,917	2,889	2,776
	=====	=====	=====
LIABILITIES
Loans and other borrowings	(16)	(29)	(18)
Derivative financial instruments	(1)	(6)	(6)
Trade and other payables	(693)	(740)	(722)
Provisions	(23)	(24)	(8)
Current tax payable	(122)	(238)	(167)
	_____	_____	_____
Total current liabilities	(855)	(1,037)	(921)
	_____	_____	_____
Loans and other borrowings	(701)	(806)	(776)
Derivative financial instruments	(42)	(30)	(38)
Retirement benefit obligations	(181)	(197)	(200)
Trade and other payables	(500)	(435)	(464)
Provisions	(2)	-	(2)
Deferred tax payable	(88)	(74)	(84)
	_____	_____	_____
Total non-current liabilities	(1,514)	(1,542)	(1,564)
Liabilities classified as held for sale	(61)	-	-
	_____	_____	_____
Total liabilities	2,430	(2,579)	(2,485)
	=====	=====	=====
Net assets	487	310	291
	=====	=====	=====
EQUITY
Equity share capital	162	153	155
Capital redemption reserve	10	10	10
Shares held by employee share trusts	(9)	(5)	(35)
Other reserves	(2,894)	(2,898)	(2,894)
Unrealised gains and losses reserve	51	60	49
Currency translation reserve	192	209	211
Retained earnings	2,967	2,773	2,788
	______	______	______
IHG shareholders' equity	479	302	284
Non-controlling interest	8	8	7
	______	______	______
Total equity	487	310	291
	=====	=====	=====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CASH FLOWS
For the nine months ended 30 September 2011

	2011 9 months ended 30 September	2010 9 months ended 30 September
	$m	$m

Profit for the period	334	244
Adjustments for:
Net financial expenses	47	47
Income tax charge	65	76
Depreciation and amortisation	76	82
Exceptional operating items	(24)	(31)
Equity-settled share-based cost, net of payments	20	19
Other non-cash movements	-	(2)
	_____	_____
Operating cash flow before movements in working capital	518	435
Net change in loyalty programme liability and System Funds surplus	100	60
Other changes in net working capital	(159)	(12)
Utilisation of provisions	(7)	(41)
Retirement benefit contributions, net of cost	(41)	(25)
Cash flows relating to exceptional operating items	(31)	(14)
	_____	_____
Cash flow from operations	380	403
Interest paid	(25)	(27)
Interest received	1	2
Tax paid on operating activities	(66)	(52)
	_____	_____
Net cash from operating activities	290	326
	_____	_____
Cash flow from investing activities
Purchase of property, plant and equipment	(35)	(45)
Purchase of intangible assets	(27)	(20)
Investment in other financial assets	(50)	(4)
Investment in associates and joint ventures	(38)	-
Disposal of assets, net of costs and cash disposed of	142	108
Proceeds from associates and other financial assets	6	27
Tax (paid)/received on disposals	(1)	2
	_____	_____
Net cash from investing activities	(3)	68
	_____	_____
Cash flow from financing activities
Proceeds from the issue of share capital	7	13
Purchase of own shares by employee share trusts	(57)	(23)
Dividends paid to shareholders	(102)	(84)
Decrease in borrowings	(112)	(289)
	_____	_____
Net cash from financing activities	(264)	(383)
	_____	_____
Net movement in cash and cash equivalents in the period	23	11
Cash and cash equivalents at beginning of the period	78	40
Exchange rate effects	(2)	(10)
	_____	_____
Cash and cash equivalents at end of the period	99	41
	=====	=====
Comprising
Cash and cash equivalents	99	51
Overdrafts included within current loans and other borrowings	-	(10)
	_____	_____
	99	41
	=====	=====

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These condensed interim financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority and IAS 34 'Interim Financial Reporting'. They have been prepared on a consistent basis using the accounting policies set out in the InterContinental Hotels Group PLC (the Group or IHG) Annual Report and Financial Statements for the year ended 31 December 2010.

These condensed interim financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 435 of the Companies Act 2006. The auditors have carried out a review of the financial information in accordance with the guidance contained in ISRE 2410 (UK and Ireland) 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board.

The financial information for the year ended 31 December 2010 has been extracted from the Group's published financial statements for that year which contain an unqualified audit report and which have been filed with the Registrar of Companies.

2.	Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the period. In the case of sterling, the translation rate for the nine months ended 30 September is $1= £0.62 (2011 3 months, $1 = £0.62; 2010 9 months, $1 = £0.65; 2010 3 months, $1=£0.65). In the case of the euro, the translation rate for the nine months ended 30 September is $1 = €0.71 (2011 3 months, $1 = €0.71; 2010 9 months, $1 = €0.76; 2010 3 months, $1 = €0.77).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the period. In the case of sterling, the translation rate is $1=£0.64 (2010 31 December $1 = £0.64; 2010 30 September $1 = £0.63). In the case of the euro, the translation rate is $1 = €0.74 (2010 31 December $1 = €0.75; 2010 30 September $1 = €0.73).

3.	Segmental information
	Revenue
		2011	2010	2011	2010
		3 months ended 30 September	3 months ended 30 September	9 months ended 30 September	9 months ended 30 September
		$m	$m	$m	$m

	Americas (note 4)	222	215	638	608
	EMEA (note 5)	128	105	352	297
	Asia Pacific (note 6)	88	74	244	211
	Central	29	27	83	77
		____	____	____	____
	Total revenue	467	421	1,317	1,193
		====	====	====	====

	All results relate to continuing operations.

Profit	2011 3 months ended 30 September $m	2010 3 months ended 30 September $m	2011 9 months ended 30 September $m	2010 9 months ended 30 September $m

Americas (note 4)	126	105	351	284
EMEA (note 5)	35	35	106	93
Asia Pacific (note 6)	31	20	77	55
Central	(39)	(45)	(112)	(98)
	____	____	____	____
Reportable segments' operating profit	153	115	422	334
Exceptional operating items (note 7)	56	27	24	31
	____	____	____	____
Operating profit	209	142	446	365

Financial income	1	1	2	2
Financial expenses	(16)	(17)	(49)	(49)
	____	____	____	____
Profit before tax	194	126	399	318
	====	====	====	====

All results relate to continuing operations.

Assets	2011 30 September $m	2010 30 September $m	2010 31 December $m

Americas	950	950	891
EMEA	899	879	856
Asia Pacific	619	664	665
Central	208	186	194
	____	____	____
Segment assets	2,676	2,679	2,606

Unallocated assets:
Deferred tax receivable	111	143	79
Current tax receivable	31	16	13
Cash and cash equivalents	99	51	78
	____	____	____
Total assets	2,917	2,889	2,776
	====	====	====

4.	Americas
		2011	2010	2011	2010
		3 months ended 30 September	3 months ended 30 September	9 months ended 30 September	9 months ended 30 September
		$m	$m	$m	$m
	Revenue
	Franchised	141	132	385	353
	Managed	31	29	101	88
	Owned and leased	50	54	152	167
		____	____	____	____
	Total	222	215	638	608
		====	====	====	====
	Operating profit
	Franchised	123	113	332	301
	Managed	10	2	43	15
	Owned and leased	7	4	13	8
	Regional overheads	(14)	(14)	(37)	(40)
		____	____	____	____
	Total	126	105	351	284
		====	====	====	====

	All results relate to continuing operations.

5.	EMEA
		2011	2010	2011	2010
		3 months ended 30 September	3 months ended 30 September	9 months ended 30 September	9 months ended 30 September
		$m	$m	$m	$m
	Revenue
	Franchised	24	22	69	59
	Managed	45	31	114	92
	Owned and leased	59	52	169	146
		____	____	____	____
	Total	128	105	352	297
		====	====	====	====
	Operating profit
	Franchised	19	17	54	45
	Managed	11	13	42	45
	Owned and leased	16	13	39	28
	Regional overheads	(11)	(8)	(29)	(25)
		____	____	____	____
	Total	35	35	106	93
		====	====	====	====

	All results relate to continuing operations.

6.	Asia Pacific
		2011	2010	2011	2010
		3 months ended 30 September	3 months ended 30 September	9 months ended 30 September	9 months ended 30 September
		$m	$m	$m	$m
	Revenue
	Franchised	4	3	10	9
	Managed	52	42	131	110
	Owned and leased	32	29	103	92
		____	____	____	____
	Total	88	74	244	211
		====	====	====	====
	Operating profit
	Franchised	3	1	7	4
	Managed	30	20	69	50
	Owned and leased	6	6	24	20
	Regional overheads	(8)	(7)	(23)	(19)
		____	____	____	____
	Total	31	20	77	55
		====	====	====	====

	All results relate to continuing operations.

7.	Exceptional items
		2011 3 months ended 30 September $m	2010 3 months ended 30 September $m	2011 9 months ended 30 September $m	2010 9 months ended 30 September $m
	Continuing operations:

	Exceptional operating items
	Administrative expenses:
	Holiday Inn brand relaunch (a)	-	-	-	(3)
	Litigation provision (b)	-	-	(22)	-
	Resolution of commercial dispute (c)	-	-	(37)	-
	Pension curtailment (d)	28	-	28	-
		____	____	____	____
		28	-	(31)	(3)
	Other operating income and expenses:
	Gain on sale of other financial assets (e)	-	-	-	8
	VAT refund (f)	-	-	9	-
	Gain on disposal of hotels (g)	28	27	37	27
		____	____	____	____
		28	27	46	35

	Impairment:
	Other financial assets (h)	-	-	(3)	(1)
	Reversal of previously recorded impairment (i)	-	-	12	-
		____	____	____	____
		-	-	9	(1)
		____	____	____	____
		56	27	24	31
		====	====	====	====
	Tax
	Tax on exceptional operating items	(8)	(11)	3	(11)
	Exceptional tax credit (j)	25	9	31	9
		____	____	____	____
		17	(2)	34	(2)
		====	====	====	====
	Discontinued operations:
	Gain on disposal of assets:
	Tax credit (k)	-	-	-	2
		____	____	____	____
		-	-	-	2
		====	====	====	====

7.	Exceptional items (continued)
These items are treated as exceptional by reason of their size or nature.
	a)	Related to costs incurred in support of the worldwide relaunch of the Holiday Inn brand family that was announced on 24 October 2007 and substantially completed in 2010.
b)
Estimate of the amount potentially payable in respect of a prior year claim following an unfavourable court judgement in the Americas on 23 February 2011.  Any final amount will not be known until the court process is complete.

	c)	Relates to the settlement of a prior period commercial dispute in the EMEA region.
	d)	Relates to the closure of the UK defined benefit pension scheme to future accrual with effect from 1 July 2013.
	e)	Related to the gain on sale of an investment in the EMEA region.
	f)	Arises in the UK and relates to periods prior to 1996.
	g)	Relates to the sale of three hotels in North America ($9m) and the sale of a hotel and related investment in Australia ($28m).
	h)	Relates to available-for-sale equity investments subject to prolonged declines in their fair value below cost.
	i)	Mainly relates to the partial reversal of a prior year impairment charge recorded in respect of a North American hotel that was sold in June 2011.
	j)	Relates to an internal reorganisation completed in 2010 and, in 2011, to the revision of the estimated tax impacts including the recognition of additional deferred tax assets.
	k)	Related to tax refunded in respect of a prior year hotel sale.

8.	Tax

The tax charge for the nine months ended 30 September on the combined profit from continuing and discontinued operations, excluding the impact of exceptional items (note 7), has been calculated using an estimated effective annual tax rate of 26% (2010 26%) analysed as follows.

	2011	2011	2011	2010	2010	2010
3 months ended 30 September	Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate
Before exceptional items
Continuing operations	138	(33)	24%	99	(21)	21%

Exceptional items
Continuing operations	56	17		27	(2)
	____	____		____	____
	194	(16)		126	(23)
	====	====		====	====
Analysed as:
UK tax		(7)			27
Foreign tax		(9)			(50)
		____			____
		(16)			(23)
		====			====

	2011	2011	2011	2010	2010	2010
9 months ended 30 September	Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate
Before exceptional items
Continuing operations	375	(99)	26%	287	(74)	26%

Exceptional items
Continuing operations	24	34		31	(2)
Discontinued operations	-	-		-	2
	____	____		____	____
	399	(65)		318	(74)
	====	====		====	====
Analysed as:
UK tax		(17)			22
Foreign tax		(48)			(96)
		____			____
		(65)			(74)
		====			====

By also excluding the effect of prior year items, the equivalent effective tax rate for the nine months ended 30 September would be approximately 36% (2010 33%).  Prior year items have been treated as relating wholly to continuing operations.

9.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the period available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period.

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group's performance.

3 months ended 30 September	2011	2011	2010	2010
	Continuing operations	Total	Continuing operations	Total
Basic earnings per ordinary share
Profit available for equity holders ($m)	178	178	103	103
Basic weighted average number of ordinary shares (millions)	290	290	288	288
Basic earnings per ordinary share (cents)	61.4	61.4	35.8	35.8
	====	====	====	====
Diluted earnings per ordinary share
Profit available for equity holders ($m)	178	178	103	103
Diluted weighted average number of ordinary shares (millions)	294	294	296	296
Diluted earnings per ordinary share (cents)	60.5	60.5	34.8	34.8
	====	====	====	====
Adjusted earnings per ordinary share
Profit available for equity holders ($m)	178	178	103	103
Adjusting items (note 7):
Exceptional operating items ($m)	(56)	(56)	(27)	(27)
Tax on exceptional operating items ($m)	8	8	11	11
Exceptional tax credit ($m)	(25)	(25)	(9)	(9)
	____	____	____	____
Adjusted earnings ($m)	105	105	78	78
Basic weighted average number of ordinary shares (millions)	290	290	288	288
Adjusted earnings per ordinary share (cents)	36.2	36.2	27.1	27.1
	====	====	====	====
Diluted weighted average number of ordinary shares (millions)	294	294	296	296
Adjusted diluted earnings per ordinary share (cents)	35.7	35.7	26.4	26.4
	====	====	====	====

9.	Earnings per ordinary share (continued)
	9 months ended 30 September	2011	2011	2010	2010
		Continuing operations	Total	Continuing operations	Total
	Basic earnings per ordinary share
	Profit available for equity holders ($m)	334	334	242	244
	Basic weighted average number of ordinary shares (millions)	289	289	288	288
	Basic earnings per ordinary share (cents)	115.6	115.6	84.0	84.7
		====	====	====	====
	Diluted earnings per ordinary share
	Profit available for equity holders ($m)	334	334	242	244
	Diluted weighted average number of ordinary shares (millions)	294	294	296	296
	Diluted earnings per ordinary share (cents)	113.6	113.6	81.8	82.4
		====	====	====	====
	Adjusted earnings per ordinary share
	Profit available for equity holders ($m)	334	334	242	244
	Adjusting items (note 7):
	Exceptional operating items ($m)	(24)	(24)	(31)	(31)
	Tax on exceptional operating items ($m)	(3)	(3)	11	11
	Exceptional tax credit ($m)	(31)	(31)	(9)	(9)
	Gain on disposal of discontinued operations, net of tax ($m)	-	-	-	(2)
		____	____	____	____
	Adjusted earnings ($m)	276	276	213	213
	Basic weighted average number of ordinary shares (millions)	289	289	288	288
	Adjusted earnings per ordinary share (cents)	95.5	95.5	74.0	74.0
		====	====	====	====
	Diluted weighted average number of ordinary shares (millions)	294	294	296	296
	Adjusted diluted earnings per ordinary share (cents)	93.9	93.9	72.0	72.0
		====	====	====	====

Earnings per ordinary share from discontinued operations

	2011 3 months ended 30 September cents per share	2010 3 months ended 30 September cents per share	2011 9 months ended 30 September cents per share	2010 9 months ended 30 September cents per share
Basic	-	-	-	0.7
Diluted	-	-	-	0.6
	====	====	====	====

The diluted weighted average number of ordinary shares is calculated as:
	2011 3 months ended 30 September millions	2010 3 months ended 30 September millions	2011 9 months ended 30 September millions	2010 9 months ended 30 September millions
Basic weighted average number of ordinary shares	290	288	289	288
Dilutive potential ordinary shares - employee share options	4	8	5	8
	____	____	____	____
	294	296	294	296
	====	====	====	====

10.	Dividends
		2011 9 months ended 30 September cents per share	2010 9 months ended 30 September cents per share	2011 9 months ended 30 September $m	2010 9 months ended 30 September $m
	Paid during the period:
	Final (declared for previous year)	35.2	29.2	102	84
		====	====	====	====
	Proposed for the period:
	Interim	16.0	12.8	46	37
		====	====	====	====

11.	Net debt
		2011 30 September	2010 30 September	2010 31 December*
		$m	$m	$m

	Cash and cash equivalents	99	51	78
	Loans and other borrowings - current	(16)	(29)	(18)
	Loans and other borrowings - non-current	(701)	(806)	(776)
	Derivatives hedging debt values*	(26)	(17)	(27)
		____	____	____
	Net debt	(644)	(801)	(743)
		====	====	====
	Finance lease liability included above	(208)	(206)	(206)
		====	====	====

*
Net debt includes the exchange element of the fair value of currency swaps that fix the value of the Group's £250m 6% bonds at $415m.  An equal and opposite exchange adjustment on the retranslation of the £250m 6% bonds is included in non-current loans and other borrowings.

12.	Movement in net debt
		2011 9 months ended 30 September	2010 9 months ended 30 September	2010 12 months ended 31 December
		$m	$m	$m

	Net increase in cash and cash equivalents	23	11	51
	Add back cash flows in respect of other components of net debt:
	Decrease in other borrowings	112	289	292
		____	____	____
	Decrease in net debt arising from cash flows	135	300	343

	Non-cash movements:
	Finance lease liability	(2)	(2)	(2)
	Exchange and other adjustments	(34)	(7)	8
		____	____	____
	Decrease in net debt	99	291	349

	Net debt at beginning of the period	(743)	(1,092)	(1,092)
		____	____	____
	Net debt at end of the period	(644)	(801)	(743)
		====	====	====

13.	Commitments and contingencies

At 30 September 2011, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment and intangible assets was $22m (2010 31 December $14m, 30 September $10m).  The Group has also committed to invest $60m in two joint ventures of which $34m had been spent at 30 September 2011.

At 30 September 2011, the Group had contingent liabilities of $5m (2010 31 December $8m, 30 September $10m).

In limited cases, the Group may provide performance guarantees to third-party owners to secure management contracts.  The maximum unprovided exposure under such guarantees is $49m (2010 31 December $90m, 30 September $95m).

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation.  The Group has also given warranties in respect of the disposal of certain of its former subsidiaries.  It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such legal proceedings and warranties are not expected to result in material financial loss to the Group.

14.	Subsequent events
On 7 November 2011, the Group completed the refinancing of its main bank facility with a new five year $1.07bn syndicated facility.

INDEPENDENT REVIEW REPORT TO INTERCONTINENTAL HOTELS GROUP PLC

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the interim financial report for the three and nine months ended 30 September 2011 which comprises the Group income statement, Group statement of comprehensive income, Group statement of changes in equity, Group statement of financial position, Group statement of cash flows and the related notes 1 to 14.  We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with guidance contained in International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' Responsibilities

The interim financial report is the responsibility of, and has been approved by, the Directors.  The Directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union.  The condensed set of financial statements included in this interim financial report has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the interim financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom.  A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim financial report for the three and nine months ended 30 September 2011 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency  Rules of the United Kingdom's Financial Services Authority.

Ernst & Young LLP
London
7 November 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	08 November 2011